1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 20, 2020

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 539

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 539 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf iShares Commodities Select Strategy ETF, a series of the Trust (the “Fund”).

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on January 15, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please confirm whether acquired fund fees and expenses (“AFFE”) should be removed from the fee table as the table shows 0.00% AFFE.

Response:	The Trust does not believe that AFFE should be removed from the fee table. The Trust respectfully notes that the fee table reflects AFFE incurred by Fund which rounds to 0.00%. Because the Fund presently incurs AFFE, the Trust feels that the inclusion of AFFE in the fee table is appropriate.

Comment 2:	Consistent with ADI 2019-08, please order the summary of principal risks based on those risks that that are reasonably likely to adversely affect the Fund’s net asset value, yield, and total return.

Response:	The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,”

Securities and Exchange Commission

February 20, 2020

“A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 3:	Please consider adding disclosure to the prefatory language under the “Performance Information” section in the Prospectus regarding the change in the Fund’s principal investment strategies.

Response:	In response to the Staff’s comment, the Trust has added the following disclosure to the prefatory language under the “Performance Information” section in the Prospectus:

“The Fund’s returns prior to January 31, 2020 as reflected in the bar chart and the table are the returns of the Fund when it followed different investment strategies.”

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Nadia Persaud

Anne Choe

Michael Gung

George Rafal

Curtis Tate